August 29, 2024

Matthew Geekie
General Counsel
Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105

       Re: Graybar Electric Company, Inc.
           Registration Statement on Form S-1
           Filed August 22, 2024
           File No. 333-281712
Dear Matthew Geekie:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Robert J. Endicott